Exhibit 99.1

PAN AMERICAN SETS NEW QUARTERLY RECORD FOR SILVER
PRODUCTION AND DECLARES SECOND DIVIDEND
 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Mine Operating Earnings and Net Income Increase with Higher Prices and Lower Cash Costs

Vancouver, B.C. – August 11, 2010 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) today reported unaudited financial and operating results for the quarter ended June 30, 2010.  The Company also provided an update on its operations and development projects and announced its second semi-annual dividend of 2010 in the amount of $0.025 per share.

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.panamericansilver.com.

Second Quarter 2010 Highlights (unaudited) (1)

• Silver production increased 18% to a record 6.9 million ounces.

• Gold production was 21,133 ounces.

• Cash costs (2) declined 6% to $5.64 per ounce of payable silver, net of by-product credits.

• Mine operating earnings (3) increased 117% to $51.1 million.

• Net income increased 79% to $18.3 million or $0.17 per share.

• Adjusted net income (4) of $21.1 million or $0.20 per share.

• Cash flow from operations (before changes in non-cash operating working capital) (5) increased 16% to $42.9 million, or $0.40 per share.

• Net working capital increased 49% to $322 million as compared to the 2nd quarter of 2009, with no debt.

• Signed agreement with Minera Chinalco Peru (“MCP”) for the long term coexistence of the Morococha mine and MCP’s Toromocho project.

(1) Financial information based on Canadian GAAP; percentages compare Q2 2010 with Q2 2009.
(2) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to cost of sales, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by Canadian GAAP as an indicator of performance.  A reconciliation is included in the Company’s MD&A on page 12.
(3) Mine operating earnings is a non-GAAP measure used by the company to assess the performance of its silver mining operations.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization and is considered to be substantially the same as gross margin.
(4) Adjusted net income is net income adjusted for the following non-routine or no-operational items: (a) non-cash foreign exchange gains of $1.6 million, (b) gains on commodity contracts of $1.3 million, (c) add-back of the after-tax effect of a doubtful accounts provision of $2.1 million, and (d) add-back of with-holding tax expenses paid on inter-company loan interest of $3.7 million.
(5) Cash flow from operations (before changes in non-cash operating working capital) is a non-GAAP measure used by the Company to manage and evaluate operating performance.  The Company considers this measure to better reflect normalized cash flow generated by operations.  Cash flow per share is a non-GAAP measure used as a measure of return on capital and is calculated using cash flow from operations, before changes in non-cash working capital, divided by basic weighted average shares outstanding.  Investors are cautioned that this measure is not defined in current GAAP and there is no comparable measure defined in GAAP.

Geoff Burns, President & CEO, commented on the Company’s second quarter performance: “On all accounts, Pan American delivered another strong quarter.  Record silver production and lower cash costs helped us solidly increase our mine operating earnings, operating cash flows and bottom line net income.  In addition, our project development teams continue to aggressively advance our world class Navidad silver project and the joint-venture La Preciosa project.  I fully expect to be able to share with you the results of our Preliminary Economic Assessments (“PEA”) for each of these projects before the end of this year.”

Financial Results

During the quarter ended June 30, 2010 the Company recorded sales of $147.3 million, a 32% increase compared to the second quarter of 2009.  The revenue increase was attributable to higher quantities of silver sold, combined with a significantly higher price environment for all the metals produced by the Company.  Mine operating earnings were $51.1 million, which was more than double what the Company recorded in the comparable period in 2009.

The Company generated quarterly consolidated net income of $18.3 million, or $0.17 per share. Quarterly net income was 79% higher than one year ago, thanks to record silver production and significantly higher realized metal prices for all the by-products the Company produces, partially offset by lower quantities sold of gold, zinc, lead and copper.  Adjusted net income for the second quarter was $21.1 million, or $0.20 per share, excluding the after tax provision for the doubtful collection of a long term receivable from the La Oroya smelter in Peru.

Net income also included $8.8 million of exploration expenses primarily from activities at the Navidad and La Preciosa development projects, and an income tax provision of $18.8 million, which included a one-time payment of $3.8 million in withholding taxes.

During the second quarter of 2010 the Company generated $42.9 million, or $0.40 per share, in cash flow from operating activities (before changes in non-cash operating working capital), a 16% increase as compared to the second quarter of last year.

At June 30th the Company’s cash and short term investments rose to $237.7 million and working capital was $322.0 million.  Pan American is debt-free and has a $70 million credit facility in place, which has not been drawn on.

Production and Mining Operations

During the second quarter of 2010 the Company produced 6.9 million ounces of silver, an increase of 18% from the same period of last year.  This new quarterly silver production record resulted, in most part, from an outstanding quarter at Alamo Dorado where production reached 2.4 million ounces of silver thanks to a longer dry-season, which allowed extended access to the deeper higher grade areas of the Phase 1 pit.  In addition, San Vicente increased its quarterly silver production by 37% to 0.8 million ounces.

The La Colorada mine had another good quarter and achieved a 12% increase in silver production year-on-year, adding 0.9 million ounces to the Company’s total.  Silver production from the Morococha, Quiruvilca and Manantial Espejo mines were fairly similar to a year ago, at 0.7 million, 0.3 million and 1 million ounces, respectively, while the Huaron mine contributed 0.7 million ounces of silver to the Company’s total, down from the 0.9 million ounces produced in the second quarter of 2009.

The Huaron mine continued to address the poor ground conditions reported during the first quarter of this year, which have translated into lower throughput rates and silver grades compared to one year ago. Good progress has been achieved towards the reactivation of a highly productive mechanized mining method and in the development of the higher-grade areas below the 250 level.  Throughput rates, silver grades and recoveries started to pick up in July and August and the Company expects to steadily increase production rates throughout the remainder of the year.

At 21,133 ounces, Pan American’s second quarter gold production decreased by 16% from a year ago.  The decline was due to less gold being produced at Manantial Espejo, where gold grades declined, as expected, due to production sequencing.

At 10,893 tonnes of zinc, 3,228 tonnes of lead and 1,433 tonnes of copper, consolidated quarterly by-product output was basically in line with the amounts produced one year ago.

Consolidated cash costs for the quarter were $5.64 per ounce of silver, net of by-product credits, a decline of 6% from the second quarter of last year and still below the Company’s revised 2010 annual forecast of $5.90 per ounce of silver.  Cash costs were positively impacted by higher metals prices for all the by-products the Company produces.

Project Development

Pan American continued extensive project development activities at the Navidad project in Argentina.  Comprehensive infill and condemnation drilling is ongoing, while the preparation of an Environmental Impact Assessment gathered momentum.  In addition, metallurgical testing on samples from all 8 deposits that comprise Navidad continued as a critical path item for the preparation of a PEA and ultimately a feasibility study.

Pan American has also initiated a province-wide public relations program in Chubut to support government efforts to amend the current mining law to allow for the development of the Navidad project.  Navidad currently has a workforce of over 190 employees and contractors and the Company expects to spend approximately $40 million on project development over the next ten months.

At the La Preciosa project in Mexico, infill and exploration drilling continued as planned with three drills on site.  The Company secured access to the Nancy and Orito exploration targets, where drilling began towards the end of the second quarter.  The immediate focus will be on exploration drilling to extend the La Preciosa vein system and on activities geared towards the completion of a PEA during the fourth quarter of 2010.

Recent Events

On June 14, 2010, Pan American announced that its majority-held subsidiary, Compañía Minera Argentum S.A. (“Argentum”), had reached an agreement with Minera Chinalco Perú (“MCP”), on the long-term coexistence of the Toromocho project and the Morococha mine.  The agreement, which focuses on the lands and concessions around the Morococha mine and MCP’s Toromocho project, defines each party’s long-term surface rights and provides certainty to Morococha’s land situation.

Under the agreement, Morococha’s core facilities, currently located in Toromocho’s planned open pit mining area, will be relocated over a 5-year period.  In exchange, Argentum will receive certain surface rights, easements and other rights, more than sufficient to relocate its facilities and to guarantee Morococha’s uninterrupted operations.  Argentum will also obtain rights to a number of prospective mineral concessions outside the planned Toromocho pit area, where high-grade silver veins have been identified.  Additionally, Argentum will receive periodic cash payments from MPC totaling $40 million to offset some of the capital required for the relocation. At June 30, 2010, Argentum had received $2 million from MCP.

Outlook

During the first half of 2010 Pan American produced 12.4 million ounces of silver at cash costs of $5.07 per ounce of silver, net of by-product credits.  In addition, the Company’s gold production for the six months ended June 30, 2010 was 49,029 ounces of gold.  The Company remains confident that it will achieve its 2010 consolidated silver production forecast of 23.4 million ounces.  Furthermore, Pan American expects to comfortably beat its 2010 cash cost forecast of $5.90 per ounce of silver, net of by-product credits.

Dividend Declared

Consistent with the new dividend policy announced on February 15th of this year, today the Board of Directors approved the second semi-annual cash dividend of 2010 in the amount of $0.025 per share.  The dividend will be distributed on or about Tuesday, September 7, 2010 to holders of record of common shares as of the close of business on Monday, August 23, 2010.  The dividend will be designated as an eligible dividend for the purposes of the Income Tax Act (Canada).

Specific dates and amounts of future dividends will be determined by the Board on an ongoing basis.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia and a stockpiles operation in Peru.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss its second quarter financial and operating results on Thursday, August 12, 2010 at 11:00 am Pacific Time (02:00 pm Eastern Time). Participants can access the conference by dialing toll free 1-800-319-4610 (Canada & USA) or 1-604-638-5340 from outside North America. The call can also be accessed via live audio webcast at https://services.choruscall.com/links/pan100812.html or at www.panamericansilver.com.

The call will be available for replay for one week after the conference by dialing 1-604-638-9010 and entering code 6218 followed by the # sign.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECT OF THE ACQUISITION OF AQUILINE RESOURCES ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INLCUDING BY NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ANTICIPATED COSTS, TIMING AND SUCCESSFUL COMPLETION OF THE FUTURE RELOCATION OF THE CORE MOROCOCHA FACILITIES AND THE EFFECTS OF SUCH RELOCATION ON THE COMPANY; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES

OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Financial & Operating Highlights

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Consolidated Financial Highlights (in thousands of US$)
(Unaudited)

Net income for the period	$18,256	$10,208	$37,369	$16,818
Basic earnings per share	$0.17	$0.12	$0.35	$0.20
Mine operating earnings	$51,144	$23,490	$88,018	$33,964
Cash flow from operations (excluding changes in non-cash operating working capital)	$42,909	$36,913	$84,964	$55,911
Capital spending	$17,401	$19,654	$35,231	$38,306
Cash and short-term investments	$237,710	$112,387	$237,710	$112,387
Working capital	$322,013	$216,100	$322,013	$216,100

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	1,127,524	1,089,738	2,273,158	2,140,669
Silver metal - ounces	6,880,851	5,818,710	12,390,125	10,698,035
Gold metal - ounces	21,133	25,068	49,029	46,063
Zinc metal - tonnes	10,893	10,211	21,783	21,141
Lead metal - tonnes	3,228	3,388	6,328	7,494
Copper metal - tonnes	1,433	1,469	2,734	2,896

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$5.64	$5.99	$5.07	$5.97
Total production cost per ounce	$9.40	$10.10	$8.81	$10.05

Payable ounces of silver	6,603,883	5,524,864	11,854,788	10,145,653
(used in cost per ounce calculations)